____________________________________________________________________________________________________________

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

____________________________________________________________________________________________________________
FORM 6-K

____________________________________________________________________________________________________________
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of May 2020
Commission File Number: 001-35052

____________________________________________________________________________________________________________
Adecoagro S.A.
(Translation of registrant’s name into English)

____________________________________________________________________________________________________________
Vertigo Naos Building 6,
Rue Eugene Ruppert,
L-2453, Luxembourg
Grand Duchy of Luxembourg
(Address of principal executive offices)
____________________________________________________________________________________________________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes  ☐            No   ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes  ☐            No   ☒
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes  ☐            No   ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

____________________________________________________________________________________________________________

ANNOUNCEMENT OF RESULTS OF OPERATIONS FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2020.

On May 14, 2020, the registrant issued a press release pertaining to its results of operations for the three month period ended March 31, 2020 (the “Release”). Registrant hereby furnishes the attached copy of the Release to the Securities and Exchange Commission. The financial and operational information contained in the Release is based on audited consolidated financial statements presented in U.S. dollars and prepared in accordance with International Financial Reporting Standards.

The attachment contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby including cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s forward-looking statements are based on the registrant’s current expectations, assumptions, estimates and projections about the registrant and its industry. These forward-looking statements can be identified by words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “should,” “would,” or other similar expressions.

The forward-looking statements included in the attached relate to, among others: (i) the registrant’s business prospects and future results of operations; (ii) weather and other natural phenomena; (iii) developments in, or changes to, the laws, regulations and governmental policies governing the registrant’s business, including limitations on ownership of farmland by foreign entities in certain jurisdictions in which the registrant operate, environmental laws and regulations; (iv) the implementation of the registrant’s business strategy; (v) the registrant’s plans relating to acquisitions, joint ventures, strategic alliances or divestitures; (vi) the implementation of the registrant’s financing strategy and capital expenditure plan; (vii) the maintenance of the registrant’s relationships with customers; (viii) the competitive nature of the industries in which the registrant operates; (ix) the cost and availability of financing; (x) future demand for the commodities the registrant produces; (xi) international prices for commodities; (xii) the condition of the registrant’s land holdings; (xiii) the development of the logistics and infrastructure for transportation of the registrant’s products in the countries where it operates; (xiv) the performance of the South American and world economies; and (xv) the relative value of the Brazilian Real, the Argentine Peso, and the Uruguayan Peso compared to other currencies; as well as other risks included in the registrant’s other filings and submissions with the United States Securities and Exchange Commission.

These forward-looking statements involve various risks and uncertainties. Although the registrant believes that its expectations expressed in these forward-looking statements are reasonable, its expectations may turn out to be incorrect. The registrant’s actual results could be materially different from its expectations. In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed in the attached might not occur, and the registrant’s future results and its performance may differ materially from those expressed in these forward-looking statements due to, inclusive, but not limited to, the factors mentioned above. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements.

The forward-looking statements made in the attached relate only to events or information as of the date on which the statements are made in the attached. The registrant undertakes no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Adecoagro S.A.

By /s/ Carlos A. Boero Hughes

Name: Carlos A. Boero Hughes

Title: Chief Financial Officer and Chief Accounting Officer

Date: May 14, 2020

	Adecoagro´s Adjusted EBITDA reached $61.1 million during 1Q20, 4.7% higher year-over-year.

1Q20 Earning Release Conference Call

English Conference Call	Luxembourg, May 14, 2020 - Adecoagro S.A. (NYSE: AGRO, Bloomberg: AGRO US, Reuters: AGRO.K), a leading agro-industrial company in South America, announced today its results for the first quarter ended March 31, 2020. The financial information contained in this press release is based on unaudited condensed consolidated financial statements presented in US dollars and prepared in accordance with International Financial Reporting Standards (IFRS) except for Non - IFRS measures. Please refer to page 29 for a definition and reconciliation to IFRS of the Non - IFRS measures used in this report.
May 15, 2020
9 a.m. (US EST)
10 a.m. (Buenos Aires and Sao Paulo time)
3 p.m. (Luxembourg)

Tel: +1 (412) 317-6366	Highlights

Participants calling from other countries outside the US	Financial & Operating Performance
	$ thousands	1Q20	1Q19%
Tel: +1 (844) 435-0324	Gross Sales	157,064	162,098	(3.1)%
Participants calling from the US	Net Sales (1)	151,489	153,874	(1.5)%
	Adjusted EBITDA (2)
Investor Relations	Farming & Land Transformation	24,680	31,942	(22.7)%
Charlie Boero Hughes	Sugar, Ethanol & Energy	40,917	31,197	31.2%
CFO	Corporate Expenses	(4,530)	(4,838)	n.a.
Juan Ignacio Galleano	Total Adjusted EBITDA	61,067	58,301	4.7%
IR Manager	Adjusted EBITDA Margin (2)	40.3%	37.9%	6.3%
	Net Income	(54,441)	(2,235)	n.a.
	Adjusted Net Income(4)	43,931	14,518	202.6%
Email	Farming Planted Area (Hectares)	238,494	225,115	5.9%
ir@adecoagro.com	Sugarcane Plantation Area (Hectares)	169,336	157,638	7.4%

• Adjusted EBITDA(3) in 1Q20 was 4.7% higher compared to the same period of last year, despite the fact that no farms were sold during the quarter compared to one farm sale made during 1Q19. Excluding results from Land Transformation, Adjusted EBITDA increased $12.1 million or 24.8% year-over-year.

Website:
www.adecoagro.com
	• Adjusted Net Income(4) in 1Q20 was $43.9 million, 202.6% higher compared to 1Q19.

(1) Net Sales are equal to Gross Sales minus sales taxes related to sugar, ethanol and energy.
(2) Please see “Reconciliation of Non-IFRS measures” starting on page 29 for a reconciliation of Adjusted EBITDA and Adjusted EBIT to Profit/(Loss). Adjusted EBITDA is defined as consolidated profit from operations before financing and taxation, depreciation of PP&E, and amortization of intangible assets plus the gains or losses from disposals of non-controlling interests in subsidiaries. Adjusted EBIT is defined as consolidated profit from operations before financing and taxation plus the gains or losses from disposals of non-controlling interests in subsidiaries. Adjusted EBITDA margin and Adjusted EBIT margin are calculated as a percentage of net sales.
(3) Adjusted EBITDA margin excluding third party commercialization activities is defined as the consolidated Adjusted EBITDA net of the Adjusted EBITDA generated by the commercialization of third party sugar, grains and energy, divided by consolidated gross sales net of those generated by the commercialization of third party sugar, grains and energy. We net third party commercialization results to highlight the margin generated by our own production.
(4) Please see “Reconciliation of Non-IFRS measures” starting on page 29 for a reconciliation of Adjusted Net Income. We define Adjusted Net Income as (i) Profit/(Loss) of the period year, plus (ii) any non cash finance costs resulting from foreign exchange losses for such period, which breakdown composed both Exchange Differences and Cash Flow Hedge Transfer from Equity, net of the related income tax effects plus (iii) gains or losses from disposals of non controlling interests in subsidiaries whose main underlying asset is farmland, which are relieved in our Shareholders Equity under the line item. "Reserve from the sale of non-controlling interests in subsidiaries plus (iv) the reversal of the aforementioned income tax effect, plus (v) the inflation accounting effects, plus (vi) the revaluation results from the hectares hold as investment property.

Financial & Operational Performance Highlights

◦In our Sugar, Ethanol & Energy business, Adjusted EBITDA reached $40.9 million in 1Q20, 31.2%, or $9.7 million higher compared to the same period last year. Financial results were positively impacted by: (i) our continuous strategy of maximizing production of the product with the highest marginal contribution, ethanol, as to which we diverted 95% of total TRS production in 1Q20, enabling us to extract the highest value from our sugarcane and capture high ethanol prices during the quarter, (ii) lower cost of production, driven by the combined effect of enhanced agricultural and industrial efficiencies along with the depreciation of the Brazilian Real, that further contributed to reduce costs measured in U.S dollar; coupled with (iii) the $16.8 million gain in the mark-to-market of our commodity hedge position. These positive effects were partially offset by the $7.1 million reduction in the market value of our unharvested sugarcane due to lower ethanol prices.

◦Adjusted EBITDA for the Farming and Land Transformation businesses reached $24.7 million in 1Q20, $7.3 million or 22.7% lower year-over-year. The decrease is fully attributable to the $9.4 million lower results derived from the absence of farm sales during the quarter, compared to 1Q19 when Alto Alegre farm was sold. Excluding results from Land Transformation, Adjusted EBITDA for the Farming business in 1Q20 was $2.1 million or 9.4% higher compared to 1Q19.

The Rice business was the main contributor to our Farming business EBITDA results during 1Q20, amounting to $15.2 million driven by high yields and high average prices both in the domestic and export market. The $1.2 million increase year-over-year is mainly explained by lower operating costs in dollar terms, as a result of the depreciation of the Argentine peso, coupled with lower selling expenses.

In our Crops business, the 18.5% higher selling volume and the higher mark-to-market of our biological assets were responsible for the 15.6% or $0.8 million higher EBITDA performance year-over-year, despite lower average grain prices.

◦Net Income in 1Q20 resulted in a loss of $54.4 million, compared to a loss of $2.2 million recorded during the same period of last year. The $52.2 million decrease is primarily explained by the non-cash loss derived from the revaluation of our U.S. dollar denominated financial debt, measured in local currency.

◦Adjusted Net Income by definition excludes, (i) any non-cash result derived from bilateral exchange variations, (ii) any revaluation result from the hectares held as investment property, (iii) any inflation accounting result; and includes (iv) any gains or losses from disposals of non-controlling interests in subsidiaries whose main underlying asset is farmland (the latter is already included in Adj. EBITDA). We believe Adjusted Net Income is a more appropriate metric to reflect the Company´s performance. Adjusted Net Income in 1Q20 reached $43.9 million, $29.4 million or 202.6% higher compared to 1Q19, mainly explained by $81.4 million higher FX loss year-over-year.

Adjusted Net Income
$ thousands	1Q20	1Q19	Chg %
Net Income	(54,441)	(2,235)	n.a.
Foreign exchange losses, net	101,616	20,196	403.1%
Cash flow hedge - transfer from equity	11,172	7,601	47.0%
Inflation Accounting Effects	(14,465)	(17,786)	n.a
Revaluation Result - Investment Property	50	(1,280)	(103.9)%
Revaluation surplus of farmland sold	—	8,022	n.a
Adjusted Net Income	43,931	14,518	202.6%
(1) Please see “Reconciliation of Non-IFRS measures” starting on page 29 for a reconciliation of Adjusted Net Income.

Strategy Execution

COVID-19 Impact

◦As is publicly known, the COVID-19 pandemic outbreak has unleashed social and economic turmoil, with global impact. The virus outbreak is generating a huge drop in demand for oil as billions of people across the globe are in quarantine, with air and ground transport almost fully paralyzed. On top of this, on March 9, 2020 the 3-year relationship between the Saudis and the Russians was destroyed and sparked an all-out price and market share war, with the Kingdom slashing the price of Arab Light crude and increasing production to full capacity. This fall in demand and increased supply caused an unprecedented reduction in international oil prices.

◦In Argentina the national government implemented a mandatory isolation regime on March 20, 2020, prohibiting the circulation of people on routes, roads and public spaces. However, a number of activities were exempted from this regime for being considered “essential”, among them, the activities carried out by our company in agricultural production, processing, commercialization and distribution. As of the date of this report, our businesses in Argentina are all operating without major disruptions, both at the farm and industry level as well as on the roads and in ports.

◦In Brazil the national government has not imposed a mandatory isolation regime, but most Brazilian states have adopted preventive measures and a lockdown, which led to a drop of 30% in the demand for ethanol since mid-March, according to UNICA. In light of these events which negatively affect our Sugar, Ethanol and Energy business, we reassessed our strategy to adapt it to the new scenario. We decided to slow down crushing and start maximizing sugar production. We have both cane availability and the flexibility that will allow us to return to full capacity as soon as a recovery takes place, slanting output towards the product with the highest marginal contribution. As of the date of this report, our business in Brazil is operating without major disruptions.

Disease Outbreak

Immediately after the World Health Organization declared the Pandemic, we summoned a permanent interdisciplinary Committee and outlined an action plan. Our focus is to preserve the health of our employees and guarantee hygienic and safe working conditions at all of our facilities. Safety measures and protocols have been activated and tailored for each activity.

Main measures adopted include but are not limited to: (i) body temperature controls, (ii) mandatory social distancing in the workplace, (iii) reduction of maximum capacity at lunch and dining rooms, transportation and cars, (iv) increase number and/or up-grade sanitary barriers, and provide with hand sanitizer and periodic clothes changing and cleaning, (v) set aside risk groups (elderly, pregnant or pre-existing health condition), (vi) home office for corporate office employees, (vii) mandatory quarantine for travelers and those who have close contact with travelers and/or symptomatic persons, (viii) develop an intense capacitation and communication program, including local authorities.

Cost Reassessment

Our constant discipline and strategy of focusing on increasing operational efficiencies and being the low cost producer, is now more relevant than ever. In the face of a challenging and dynamic macroeconomic scenario, where the duration of the lockdown remains an uncertain variable, we maintain a day to day focus. We have been reassessing our cost structure across all our businesses as well as our capital expenditures (both maintenance and expansion). Specifically, we have put on hold many uncommitted expenses. It is important to underscore that even at current prices we continue to generate positive margins, and that this strategic deferment does not jeopardize productivity going forward. As of the date of this report we have successfully reduced close to $40 million. We will continue to evaluate and modify our response to the pandemic as the lockdown remains in place.

AGRO's Liquidity Position

Our balance sheet is in a healthy position. We have moderate overall debt levels with over 80% having a long term tenor. As of March 31, 2020, our cash position amounted to $235 million. Our Net Debt ratio (Net Debt/EBITDA) reached 2.31x, and our Liquidity ratio (cash & equivalents/short term debt), measured without taking account of marketable inventories, reached 1.15x. This value, which is above 1.0x, shows the capacity of Adecoagro to repay its short term debt using its cash balance.

Operational Performance
2019/20 Harvest Year

Farming Production Data
Planting & Production	Planted Area (hectares)			2019/20 Harvested Area			Yields (Tons per hectare)
	2019/20	2018/19	Chg %	Hectares	% Harvested	Production	2019/20	2018/19	Chg %
Soybean	47,530	47,690	(0.3)%	42,548	89.5%	118,356	2.8	3.5	(21.4)%
Soybean 2nd Crop	27,169	25,620	6.0%	279,195	1027.6%	548,055	2	1.4	43.8%
Corn (1)	53,914	43,396	24.2%	20,393	37.8%	149,536	7.3	8.1	(9.0)%
Corn 2nd Crop	7,319	4,272	71.3%	—	—%	—	—	—	(100.0)%
Wheat (2)	32,925	40,210	(18.1)%	32,799	99.6%	104,225	3.2	2.9	11.4%
Sunflower	6,818	3,825	78.2%	6,818	100.0%	12,815	1.9	1.6	20.6%
Cotton	4,461	5,316	(16.1)%	283	6.3%	67.1	0.2	—	n.a
Peanut	16,814	15,479	8.6%	1,379	8.2%	4,267	3.1	3.2	(2.7)%
Total Crops	196,950	185,807	6.0%	383,414	194.7%	937,321			n.a
Rice	41,544	39,308	5.7%	37,925	91.3%	255,707	6.7	6.1	11.0%
Total Farming	238,494	225,115	5.9%	421,339	176.7%	1,193,028
Owned Croppable Area	106,513	107,681	(1.1)%
Leased Area	97,493	86,307	13.0%
Second Crop Area	34,488	31,127	10.8%
Total Farming Area	238,494	225,115	5.9%
	Milking Cows (Average Heads)			Milk Production (MM liters)(1)			Productivity (Liters per cow per day)
Dairy	1Q20	1Q19	Chg %	1Q20	1Q19	Chg %	1Q20	1Q19	Chg %
Milk Production	9,954	8,338	19.4%	31.7	26.9	18.0%	35.0	35.8	(2.2)%

(1) Includes chia.
(2) Includes barley.

During the second half of 2019, we began our planting activities for the 2019/20 harvest year. Planting activities continued throughout early 2020, and as of the date of this report, we have seeded a total of 238,494 hectares. Owned croppable area reached 106,513 hectares, 1.1% or 1,168 hectares lower compared to the previous season. Leased area, which varies in size on the basis of return on invested capital, has increased by 13.0%, reaching 97,493 hectares.

Crops Update

Soybean 1st crop: As of the end of April, we harvested 90% (42,548 hectares) of the planted area. We have reached an average of 2.8 Tn/Ha as of the date of this release. Overall, dry conditions in February and intensive rains in March in some of our most productive regions, limited yields of our soybean crops, but remained in line with expectations.

Corn: Almost all the early planted area is harvested, reaching excellent yields in every zone we planted, with Humid Pampas zone reporting yields of 10 Tn/Ha. At the same time, 38,800 hectares of late corn are still going through their development cycle, with excellent conditions in most of the areas.

Corn Silage: As of the end of April, we successfully harvested 3,361 hectares of corn silage. We expect the production of corn silage to increase in tandem with our herd.

Peanut: We had optimal conditions during the growing period for this crop. We have already extracted 70% of the planted area and started harvesting activities with very good results. Good weather conditions are needed to successfully harvest the remaining area.

Farming & Land Transformation Financial Performance

Farming & Land transformation business - Financial highlights
$ thousands	1Q20	1Q19	Chg %
Gross Sales
Farming	92,214	72,063	28.0%
Total Sales	92,214	72,063	28.0%
Adjusted EBITDA (1)
Farming	24,680	22,566	9.4%
Land Transformation	—	9,376	(100.0)%
Total Adjusted EBITDA (1)	24,680	31,942	(22.7)%
Adjusted EBIT (1)
Farming	19,995	18,754	6.6%
Land Transformation	—	1,354	(100.0)%
Total Adjusted EBIT (1)	19,995	20,108	(0.6)%
(1) Please see “Reconciliation of Non-IFRS measures” starting on page 29 for a reconciliation of Adjusted EBITDA and Adjusted EBIT to Profit/Loss. Adjusted EBITDA is defined as consolidated profit from operations before financing and taxation, depreciation and amortization plus the gains or losses from disposals of non-controlling interests in subsidiaries. Adjusted EBIT is defined as consolidated profit from operations before financing and taxation plus the gains or losses from disposals of non-controlling interests in subsidiaries. Adjusted EBITDA margin and Adjusted EBIT margin are calculated as a percentage of net sales.
Adjusted EBITDA in the Farming and Land Transformation businesses reached $24.7 million in 1Q20, $7.3 million, or 22.7% lower year-over-year. The decrease in financial performance is fully explained by the $9.4 million lower results derived from the absence of farm sales in 1Q20, compared to 1Q19 when Alto Alegre farm in Brazil was sold. Adjusted EBITDA for the Farming business in 1Q20 was $2.1 million or 9.4% higher compared to 1Q19.

The Rice business was the main contributor to EBITDA result for the Farming business during 1Q20, generating $15.2 million in Adjusted EBITDA on account of high average prices and enhanced agricultural and industrial efficiencies. The $1.2 million year-over-year increase was mainly explained by (i) cost dilution following the depreciation of the Argentine peso and (ii) lower selling expenses on the account of a higher mix of sales into the export market.

The Crops business generated an Adjusted EBITDA of $6.3 million in 1Q20, 15.6% higher compared to the same period of last year. This increase is mainly explained by (i) an increase in Changes in Fair Value of Biological Assets and Agricultural Produce, (ii) higher selling volumes and (ii) cost dilution following the depreciation of the Argentine peso.

The Dairy business generated an Adjusted EBITDA of $3.2 million in 1Q20, mainly driven by high productivity at the farm level and higher selling volumes. We process our own raw milk and also third-party raw milk following the integration of our dairy business. At the same time, we have entered into profitable tolling agreements.

Crops Segment

Crops - Highlights
	metric	1Q20	1Q19	Chg %
Gross Sales	$ thousands	35,980	34,117	5.5%
	tons	220,840	186,338	18.5%
	$ per ton	162.9	183.1	(11.0)%
Adjusted EBITDA	$ thousands	6,318	5,466	15.6%
Adjusted EBIT	$ thousands	5,061	4,513	12.1%
Planted Area	hectares	238,494	225,115	5.9%

Adjusted EBITDA in our Crops segment was $6.3 million in 1Q20, 15.6% higher compared to the same period of last year. The increase is mainly derived from (i) an increase in the mark-to-market of our biological assets, (ii) a 35 thousand ton increase in selling volumes, particularly in corn, soybean and peanut, which increased its contribution to the Crops segment following the acquisition of the peanut processing facility in 1Q19; coupled with (iii) the depreciation of the Argentine peso, which allowed to dilute costs in U.S. dollars. These positive results were partially offset by higher selling expenses due to higher selling volumes and lower results of our Net Realizable Value.

Crop sales in 1Q20 reached $36.0 million, 5.5% higher year-over-year. This was explained by higher selling volumes for most of our crops, which served to offset lower average prices.

Crops - Gross Sales Breakdown
	Amount ($ '000)			Volume			$ per unit
Crop	1Q20	1Q19	Chg %	1Q20	1Q19	Chg %	1Q20	1Q19	Chg %
Soybean	6,477	4,545	42.5%	20,444	17,964	13.8%	317	253	25.2%
Corn (1)	12,865	20,068	(35.9)%	157,083	130,171	20.7%	82	154	(46.9)%
Wheat (2)	5,620	7,030	(20.1)%	31,498	36,057	(12.6)%	178	195	(8.5)%
Sunflower	2,109	614	243.5%	3,878	2,146	80.7%	544	286	90.1%
Cotton Lint	182	—	n.a	152	—	n.a	1,198	n.a	n.a
Peanut	7,780	—	n.a	7,785	—	n.a	999	n.a	n.a
Others	947	1,860	(49.1)	—	—	n.a.
Total	35,980	34,117	5.5%	220,840	186,338	18.5%

(1) Includes sorghum
(2) Includes barley

The table below shows the gains and losses from crop production generated during the first quarter of 2020. A total of 196,950 hectares were planted in the 2019/20 crop season. As of March 31, 2020, total Changes in Fair Value, which reflect the margin of both the crops that have already been harvested and the expected margin of those that are still on the ground with significant biological growth, was $12.0 million, compared to $9.9 million generated during the same period last year. As explained above, the main drivers for the increase in margins are lower costs measured in U.S. dollars driven by the devaluation of the Argentine peso, and higher volume.

Crops - Changes in Fair Value Breakdown - as of March 31, 2020
1Q20	metric	Soy	Soy 2nd Crop	Corn	Corn 2nd Crop	Wheat	Sunflower	Cotton	Peanut	Total

2019/20 Harvest Year
Total Harvested Area	Hectares	5,628	383	16,339	—	30,509	6,477	—	—	59,336
Area harvested in previous periods	Hectares	—	—	—	—	26,862	—	—	—	26,862
Area harvested in current period	Hectares	5,628	383	16,339	—	3,647	6,477	—	—	32,474
Changes in Fair Value 3M20 from planted area 2019/20 (ii)	$ thousands	(114)	(6)	3,230	—	695	958	—	—	4,762
2019/20 Harvest Year
Total Planted Area	Hectares	50,249	26,733	53,484	7,308	30,509	6,818	4,461	16,814	196,376
Area planted in initial growth stages	Hectares	298	—	852	—	—	—	—	—	1,150
Area planted with significant biological growth	Hectares	44,323	26,350	36,293	7,308	—	341	4,461	16,814	135,890
Changes in Fair Value 3M20 from planted area 2019/20	$ thousands	(187)	(499)	1,086	310	—	(13)	139	6,079	6,915
Total Changes in Fair Value in 3M20	$ thousands	(301)	(505)	4,316	310	695	944	139	6,079	11,677

Rice Segment

Rice - Highlights
	metric	1Q20	1Q19	Chg %
Gross Sales	$ thousands	24,398	29,411	(17.0)%
Sales of white rice	thousand tons	46	58	(19.6)%
	$ per ton	442	419	5.5%
	$ thousands	20,485	24,164	(15.2)%
Sales of By-products	$ thousands	3,913	5,247	(25.4)%
Adjusted EBITDA	$ thousands	15,177	14,029	8.2%
Adjusted EBIT	$ thousands	13,412	12,253	9.5%
Area under production	hectares	41,544	40,417	2.8%

Rice Mills
Total Processed Rough Rice(1)	thousand tons	52	46	14.5%
Ending stock - White Rice	thousand tons	15	20	(24.7)%
(1) Expressed in white rice equivalent.

Financial performance of our Rice segment during 1Q20 is primarily explained by the sales of processed rice and by-products and, to a lesser extent, by the harvest of the 2019/20 rice crop.

Adjusted EBITDA during 1Q20 reached $15.2 million, $1.1 million or 8.2% higher compared to the same period of last year. This increase was mainly explained by lower costs in dollar terms, as a result of the depreciation of the Argentine peso, coupled with lower selling expenses on the account of a higher participation of export sales in the mix, which have considerably lower selling costs than the domestic market. Enhanced efficiencies at the industrial level allowed us to process 52.2 thousand tons of rough rice, 14.5% higher year-over-year.

Gross sales amounted to $24.4 million marking a 17.0% decrease compared to 1Q19, driven by a 19.6% drop in volume which fully offset the 5.5% higher average prices.

In our farm operations, we harvested 37,925 hectares of rice with an average yield of 6.7 tons per hectare, 11.0% higher than the previous campaign. The rice harvest resulted in Changes in Fair Value of $13.0 million, compared to $13.8 million in 1Q19.

Dairy Segment

Dairy - Highlights
	metric	1Q20	1Q19	Chg %
Gross Sales	$ thousands (1)	31,589	8,110	289.5%
	million liters (2)	30.8	26.0	18.8%
Adjusted EBITDA	$ thousands	3,179	2,777	14.5%
Adjusted EBIT	$ thousands	1,553	1,740	(10.7)%
Milking Cows	average heads	9,954	8,338	19.4%
Cow Productivity	liter/cow/day	35.0	35.8	(2.2)%
Total Milk Produced	million liters	31.7	26.9	18.0%
(1) Includes sales of powdered milk, cream, electricity, culled cows; and processed dairy product
(2) Includes sales of fluid milk to third parties, powder milk and cheese.

Milk production reached 31.7 million liters during 1Q20, 4.8 million or 18.0% higher compared to the same period of last year. This increase is fully attributable to the 19.4% increase in our dairy cow herd as we continue populating our third free-stall dairy facility. Cow productivity remained at very high levels despite the increase in herd number, reaching 35.0 liters per cow per day.
During 1Q20 we processed 63.3 million liters of raw milk, of which 20.0 million were sourced from our dairy farm operations. The remaining 43.3 million were sourced from local producers in nearby areas or supplied by partners to whom we provide tolling services. It is worth highlighting that the acquisition of our Chivilcoy and Morteros facilities took place in February 2019, therefore the year-over-year comparison is not meaningful. However, in the year since the acquisition and the beginning of the ramp up in our operations, we processed 246 million liters, already close to our processing target for 2020 of 1 million liters/day.

Adjusted EBITDA for the Dairy business during 1Q20 reached $3.2 million, 14.5% higher year-over-year. This increase is mainly explained by higher selling volumes as a result of the vertical integration of the business. However, once (i) interest expenses and (ii) the foreign exchange loss related to the financial debt are taken into account, the result of the business falls to negative $8.6 million.

All Other Segments

All Other Segments - Highlights
	metric	1Q20	1Q19	Chg %
Gross Sales	$ thousands	247	425	(41.9)%
Adjusted EBITDA	$ thousands	6	294	(98.0)%
Adjusted EBIT	$ thousands	(31)	248	(112.5)%

All Other Segments primarily encompass our cattle business. Our cattle segment consists of pasture land that is not suitable for crop production due to soil quality and is leased to third parties for cattle grazing activities.

Adjusted EBITDA for All Other Segment during 1Q20 was $6 thousand, $288 thousand lower than 1Q19.

Land transformation business

Land transformation - Highlights
	metric	1Q20	1Q19	Chg %
Adjusted EBITDA	$ thousands	—	9,376	(100)%
Adjusted EBIT	$ thousands	—	1,354	(100)%
Land sold	Hectares	—	6,080	(100)%

No Adjusted EBITDA was generated from our Land Transformation business during 1Q20. During the first quarter of 2019, the sale of Alto Alegre farm generated an Adjusted EBITDA of $9.4 million.

Over the last 13 years, we have been able to generate gains of over $200 million. Monetizing a portion our land transformation gains allows us to redeploy the capital into higher yielding activities, enabling us to continue growing and enhancing shareholder value.

Operational Performance

Sugar, Ethanol & Energy - Selected Information
	metric	1Q20	1Q19	Chg %
Milling
Sugarcane Milled	tons	1,318,402	1,352,150	(2.5)%
Own Cane	tons	1,318,402	1,344,293	(1.9)%
Third Party Cane	tons	—	7,857	(100.0)%
Production
TRS Equivalent Produced	tons	137,538	150,360	(8.5)%
Sugar	tons	6,225	3,351	85.8%
Ethanol	M3	77,431	86,666	(10.7)%
Hydrous Ethanol	M3	60,339	64,829	(6.9)%
Anhydrous Ethanol	M3	17,092	21,837	(21.7)%
Sugar mix in production	%	5%	2%	103.2%
Ethanol mix in production	%	95%	98%	(2.5)%
Energy Exported (sold to grid)	MWh	62,099	117,816	(47.3)%
Cogen efficiency (KWh sold per ton crushed)	KWh/ton	47.1	87.1	(45.9)%
Agricultural Metrics
Harvested own sugarcane	tons	1,318,402	1,344,293	(1.9)%
Harvested area	Hectares	20,353	14,610	39.3%
Yield	tons/hectare	65	92	(29.6)%
TRS content	kg/ton	98	107	(8.7)%
TRS per hectare	kg/hectare	6,351	9,871	(35.7)%
Mechanized harvest	%	100%	99.6%	0.4%
Area
Sugarcane Plantation	hectares	169,336	157,638	7.4%
Expansion & Renewal Area	hectares	7,482	7,559	(1.0)%

The beginning of milling activities in our Cluster was delayed until mid-February, compared to milling for 1Q19 which began the first day of January, due to low cane availability caused by the adverse weather conditions that hit our Cluster during 2019. This delay resulted in a 49% year-over-year reduction in total days and 22% reduction in effective milling days.

In order to capture the high ethanol prices observed during 1Q20, we decided to accelerate crushing activities, aided by the dry weather registered in March. The strategy was evidenced by the 24.2% year-over-year increase in milling per day. This, at the same time, explains why total crushing amounted to 1.3 million, slightly below 1Q19, even factoring for the shorter harvest period, as mentioned above.

In order to secure cane availability for 2020, we decided to maximize the harvest of hectares with low productive potential (i.e. 5 to 6 harvest year sugarcane); thus allowing the sugarcane with the highest potential to continue growing and recover from the impact of 2019's adverse weather conditions. This strategy resulted in a lower yield and TRS content. Sugarcane yields during the quarter reached 65 tons per hectare, 29.6% lower year-over-year. In terms of sugar content, TRS during the quarter reached 98 kg/ton, 9.3 kg/ton lower than rates for the same period of last year.

In line with our strategy to profit from higher ethanol prices, as much as 95% of the extracted sugarcane juice was shifted to ethanol. This high degree in flexibility constitutes one of our most important competitive advantages, since it allows us to make a more efficient use of our fixed assets. During the quarter, hydrous and anhydrous ethanol prices traded at a 11.19% and 17.50% premium to sugar, respectively.

Energy exports during the quarter went down 47.3% reaching 62,099 MWh. This reduction is explained by our commercial strategy to postpone energy sales. We decided to carry bagasse into the dry season, expecting prices to increase from current levels.

As of March 31, 2020, our sugarcane plantation consisted of 169,336 hectares, 7.4% higher compared to the same period of last year. Sugarcane planting continues to be a key strategy to supply our mills with quality raw material at low cost. During 1Q20, we planted a total of 7,482 hectares of sugarcane. Of this total area, 44% or 3,295 hectares were expansion areas planted to supply our growing crushing capacity and 56% or 4,187 hectares were areas planted to renew old plantations with newer and high-yielding sugarcane, thus allowing us to maintain the productivity of our plantation.

Financial Performance

Sugar, Ethanol & Energy - Highlights
$ thousands	1Q20	1Q19	Chg %
Net Sales (1)	59,275	81,811	(27.5)%
Margin on Manufacturing and Agricultural Act. Before Opex	19,671	27,738	(29.1)%
Adjusted EBITDA	40,917	31,197	31.2%
Adjusted EBITDA Margin	69.0%	38.1%	81.0%
(1) Net Sales are calculated as Gross Sales net of sales taxes.
Please see “Reconciliation of Non-IFRS measures” starting on page 29 for a reconciliation of Adjusted EBITDA and Adjusted EBIT to Profit/Loss.

Net sales in 1Q20 reached 59.3 million, $22.5 million or 27.5% lower than 1Q19. Higher ethanol prices, measured in USD, were offset by the combination of lower volumes of ethanol, sugar and energy, in addition to lower prices for sugar and energy.

Adjusted EBITDA during 1Q20 was $40.9 million, $9.7 million or 31.2% higher compared to 1Q19. This increase was mostly explained by the $16.8 million gain from mark-to-market of our commodity hedge position, which fully offset the reduction in gross margin. Additionally, selling expenses were reduced, mostly on the account of taxes on ethanol, in addition to lower freight costs due to lower sales of sugar, and lower energy distribution expenses.

The table below reflects the breakdown of net sales for the Sugar, Ethanol & Energy business.

Sugar, Ethanol & Energy - Net Sales Breakdown (1)
	$ thousands				Units			($/unit)
	1Q20	1Q19	Chg %	1Q20	1Q19	Chg %	1Q20	1Q19	Chg %
Sugar (tons)(2)	2,834	10,674	(73.4)%	8,908	31,996	(72.2)%	318	334	(4.6)%
Ethanol (cubic meters)	52,246	62,795	(16.8)%	113,026	139,297	(18.9)%	462	451	2.5%
Energy (Mwh)(3)	4,194	8,342	(49.7)%	106,409	138,978	(23.4)%	39	60	(34.3)%
TOTAL	59,275	81,811	(27.5)%
(1) Net Sales are calculated as Gross Sales net of ICMS, PIS COFINS, INSS and IPI taxes.
(2) Includes commercialization of third party sugar: 20.7 thousand tons ($6.9 million) in 1Q19
(3) Includes commercialization of energy from third parties.

Ethanol sales volumes were reduced by 18.9% compared to 1Q19, due to the lockdown that took place in Brazil from the second half of March and negatively affected ethanol demand and distributors' ability to comply with existing contracts. Lower volume available for sale on the account of a 10.7% reduction in ethanol production coupled with 7.1% lower inventories carried from the previous quarter also explain such reduction. However, this was partially offset by average selling prices measured in US dollar which reached 462 $/m3, marking a 2.5% increase year-over-year despite the depreciation of the Brazilian Real. During the quarter, hydrous and anhydrous ethanol traded, on average, at sugar equivalent prices of cts/lb 15.19 and cts/lb 16.05, 11.19% and 17.50% premium to sugar, respectively. All in all, net ethanol sales amounted to $52.2 million, a 16.8% reduction.

The full maximization of ethanol production, coupled with lower crushing activities during 1Q20 and lower inventories carried from the previous quarter, resulted in a 72.2% decrease in sugar sales volumes compared to 1Q19. At the same time, selling prices in USD fell by 4.6% to $318 per ton, resulting in $2.8 million in net sales, a 73.4% decrease year-over-year.

In the case of energy, net sales in 1Q20 were $4.2 million, 49.7% lower compared to 1Q19. Selling volumes reached 106,409 MWh, marking a 23.4% decrease year-over-year. Average selling prices, measured in USD reached 39 $/MWh, marking a 34.3% decrease compared to the same period of last year.

As shown in the table below, total production costs excluding depreciation and amortization reached 6.2 cents per pound, 28.7% lower year-over-year (excluding the impact of IFRS 16). This was mainly explained by (i) the higher cost capitalization during the interharvest period, driven by the fact that production stops were continuous and programmed, (ii) enhanced agricultural efficiencies, and (iii) the year-over-year depreciation of the Brazilian Real, which further contributed to reduce unit costs, measured in U.S. dollars.

Sugar, Ethanol & Energy - Production Costs
	Total Cost (´000)			Total Cost per Pound (cts/lbs)
	1Q20	1Q19	Chg %	1Q20	1Q19	Chg %
Industrial costs	7,366	7,985	(7.8)%	2.7	2.6	3.8%
Industrial costs	7,366	7,768	(5.2)%	2.7	2.5	8.0%
Cane from 3rd parties	—	216	(100.0)%	—	0.1	(100.0)%
Agricultural costs	29,594	43,455	(31.9)%	10.9	14.2	(23.2)%
Harvest costs	7,508	12,904	(41.8)%	2.8	4.2	(33.3)%
Cane depreciation	5,433	6,746	(19.5)%	2.0	2.2	(9.1)%
Agricultural Partnership Costs	3,473	8,483	(59.1)%	1.3	2.8	(53.6)%
Maintenance costs	13,180	15,323	(14.0)%	4.8	5.0	(4.0)%
Total Production Costs	36,960	51,440	(28.1)%	13.6	16.8	(19.0)%
Depreciation & Amortization PP&E	(18,782)	(22,683)	(17.2)%	(6.9)	(7.4)	(6.8)%
Total Production Costs (excl D&A)	18,179	28,757	(36.8)%	6.7	9.4	(28.7)%
Total Production Costs (excl. D&A e IFRS 16)	16,926	26,722	(36.7)%	6.2	8.7	(28.7)%

Sugar, Ethanol & Energy - Changes in Fair Value
$ thousands	1Q20	1Q19	Chg %
Sugarcane Valuation Model current period	48,243	57,684	(16.4)%
Sugarcane Valuation Model previous period	55,355	47,475	16.6%
Total Changes in Fair Value	(7,112)	10,209	(170)%

Total Changes in Fair Value of Unharvested Biological Assets (what is currently growing on the fields and will be harvested during the next 12 months) represented a $7.1 million loss. This is fully attributable to lower expected ethanol prices.

Corporate Expenses

Corporate Expenses
$ thousands	1Q20	1Q19	Chg %
Corporate Expenses	(4,530)	(4,838)	(6.4)%

Adecoagro’s corporate expenses include items that have not been allocated to a specific business segment, such as executive officers and headquarter staff, certain professional fees, travel expenses, and office lease expenses, among others. As shown in the table above, corporate expenses for 1Q20 were $4.5 million, 6.4% lower compared to 1Q19.

Other Operating Income

Other Operating Income
$ thousands	1Q20	1Q19	Chg %
Gain / (Loss) from commodity derivative financial instruments	9,418	(3,375)	n.a.
Gain from disposal of farmland and other assets	—	1,472	(100.0)%
Gain from disposal of other property items	959	374	156.4%
Net Gain from FV Adjustement in Investment Property	(50)	1,336	(103.7)%
Other	1,771	(2,195)	n.a.
Total	12,098	(2,388)	n.a.

Other Operating Income for 1Q20 was $12.1 million gain compared to a loss of $2.4 million in 1Q19. This increase is mainly attributable to the gain derived from the mark-to-market of our sugar hedge positions following the downward trend of prices during the first quarter. This was partially offset by the sale of Alto Alegre farm during 1Q19 compared to no farm sales in the current period.

Commodity Hedging
Adecoagro’s financial performance is affected by the volatile price environment inherent in agricultural commodities. The company uses forward and derivative markets to mitigate swings in commodity prices by locking-in margins and stabilizing cash flows.

The table below shows the average selling price of our hedged production volumes, including volumes that have already been invoiced and delivered, forward contracts with fixed-price and volumes hedged through derivative instruments.

Commodity Hedge Position - as of March 31, 2020
	Consolidated Hedge Position
Farming		Avg. FAS Price	CBOT FOB	Results Booked in FY2019
	Volume (1)	USD/Ton	USD/Bu	$ thousands
2018/2019 Harvest season
Soybeans	172,803	279.0	1,129.0	60
Corn	249,116	137.0	309.0	(47)
2019/2020 Harvest season
Soybeans	21,000	265.0	1,023.0	(675)
Corn	38,096	138.0	367.0	(2,744)

	Consolidated Hedge Position
Sugar, Ethanol & Energy		Avg. FOB Price	ICE FOB	Results Booked in FY2019
	Volume (1)	USD/Unit	Cents/Lb	$ thousands
2019/2020 Harvest season
Sugar (tons)	186,588	300.0	13.6	13,046
Ethanol (m3)	19,584	441.4	n.a	—
Energy (MW/h) (1)	541,329	46.8	n.a
2020/2021 Harvest season
Sugar (tons)
Ethanol (m3)	—	—	—
Energy (MW/h) (1)	324,168	50.6	n.a

(1) Energy prices were converted to USD at an exchange rate of BRL/USD 5.0

Financial Results

Financial Results
$ thousands	1Q20	1Q19	Chg %
Interest Expenses, net	(13,299)	(11,348)	17.2%
Cash Flow Hedge - Transfer from Equity	(11,172)	(7,601)	47.0%
FX (Losses), net	(101,616)	(20,196)	403.1%
Gain/loss from derivative financial Instruments	(1,216)	311	(491.0)%
Taxes	(1,209)	(761)	58.9%
Finance Cost - Right-of-use Assets	(1,618)	(1,923)	(15.9)%
Inflation accounting effects	14,465	17,786	(18.7)%
Other Expenses, net	1,571	77	1940.3%
Total Financial Results	(114,094)	(23,655)	382.3%

Net financial results in 1Q20 totaled a loss of $114.1 million compared to a loss of $23.7 million in 1Q19. These results are primarily composed of Foreign exchange gain and inflation accounting effects, as explained below:
(i)Foreign exchange losses (composed of “Cash Flow Hedge - Transfer from Equity (1) and “Fx Gain/Loss line” items) reflect the impact of foreign exchange variations on our dollar denominated monetary assets and liabilities. The $101.6 million loss is explained by the 29% nominal depreciation of the Brazilian Real during 1Q20, compared to an appreciation of 0.6% during 1Q19. At the same time, and further contributing to the foreign exchange loss, the Argentine Peso depreciated 7.6% during the first three months of 2020 compared to 15.0% in the same period last year. These results are non-cash in nature and do not impact the net worth of the Company, in US dollars.

(ii)Inflation accounting effects reflect the results derived from the exposure of our net monetary position to inflation. Accordingly, monetary assets generate a loss when exposed to inflation while monetary liabilities generate a gain, every time inflation reduces the owed balance, in real terms. During 1Q20, since we had a negative net monetary position (monetary liabilities were higher than monetary assets), we registered a $14.5 million gain.

(1) Effective July 1, 2014, Adecoagro formally documented and designated cash flow hedging relationships to hedge the foreign exchange rate risk of a portion of its highly probable future sales in US dollars using a portion of its borrowings denominated in US dollars and foreign currency forward contracts. Cash flow hedge accounting permits that gains and losses arising from the effect of changes in foreign currency exchange rates on derivative and non-derivative hedging instruments not be immediately recognized in profit or loss, but be reclassified from equity to profit or loss in the same periods during which the future sales occur, thus allowing for a more appropriate presentation of the results for the period reflecting Adecoagro's Risk Management Policy.

Indebtedness

Net Debt Breakdown
$ thousands	1Q20	4Q19	Chg %	1Q19	Chg %
Farming	203,483	223,465	(8.9)%	213,430	(4.7)%
Short term Debt	138,449	152,633	(9.3)%	137,112	1.0%
Long term Debt	65,034	70,832	(8.2)%	76,318	(14.8)%
Sugar, Ethanol & Energy	743,358	744,815	(0.2)%	672,527	10.5%
Short term Debt	66,866	35,445	88.6%	38,188	75.1%
Long term Debt	676,492	709,370	(4.6)%	634,339	6.6%
Total Short term Debt	205,316	188,078	9.2%	175,300	17.1%
Total Long term Debt	741,526	780,202	(5.0)%	710,657	4.3%
Gross Debt	946,842	968,280	(2.2)%	885,957	6.9%
Cash & Equivalents	235,425	290,276	(18.9)%	156,889	50.1%
Net Debt	711,417	678,004	4.9%	729,068	(2.4)%
EOP Net Debt / Adj. EBITDA LTM	2.31x	2.22x	4.0%	2.34x	(1.4)%

From a seasonality point of view, the first quarter has the highest working capital requirements, since during this period all of our crops are planted and most costs incurred, but only a small amount of the crops are harvested and sold. As we continue harvesting throughout the second and third quarter we expect to reduce working capital invested and debt.

Adecoagro´s gross debt as of March 31, 2020 reached $946.8 million, $21.4 million or 2.2% lower than the previous quarter. The 29% nominal depreciation of the Brazilian Real generated a positive effect on our debt denominated in local currency as well as a negative effect in our cash position, adding up to a positive net effect of $10 million. Cash and equivalents as of March 31, 2020 stood at $235.4 million, 18.9% lower compared to December 31, 2019.

Net debt in 1Q20 amounted to $711.4 million, 4.9% or $33.4 million higher than 4Q19, mostly driven by the higher working capital requirements during the first quarter.

On a year-over-year basis, net debt in 1Q20 was 2.4% lower on the account of higher Cash and Equivalents which fully offset the higher Gross Debt. Cash and equivalents as of March 31, 2020 were 50.1% higher compared to the same period of last year. The increase reflects the inflow from the issuance of the CRA bond in Brazil at the end of 2019 as well as the fact that in 1Q19 the acquisitions carried out in the Dairy and Crops businesses were mainly financed with cash from operations.

Our Net Debt ratio (Net Debt / EBITDA) reached 2.31x. We believe that our balance sheet is in a healthy position. This assessment is not only based on the adequate overall debt levels but also on the term of our indebtedness, with approximately 80% having a long term tenor. During 1Q20 we increased our short term debt position with the aim of refinancing part of the obligations maturing during the first quarter of the year. However, the Company has full capacity to repay short term debt with its cash balance, as shown by our Liquidity ratio above 1.0x. As of March 31, 2020, our Liquidity ratio (Cash & Equivalents / Short Term Debt) without accounting for marketable inventories reached 1.15x.

Capital Expenditures & Investments

$ thousands	1Q20	1Q19	Chg %
Farming & Land Transformation	5,438	59,690	(90.9)%
Expansion	4,110	55,926	(93.4)%
Maintenance	1,329	3,764	(53.8)%
Sugar, Ethanol & Energy	56,811	67,461	(15.8)%
Maintenance	44,935	49,144	(8.6)%
Planting	8,031	11,142	(27.9)%
Industrial & Agricultural Machinery	36,904	38,002	(2.9)%
Expansion	11,876	18,317	(35.2)%
Planting	9,384	11,646	(19.4)%
Industrial & Agricultural Machinery	2,492	6,671	(62.6)%
Total	62,249	127,150	(51.0)%

Adecoagro´s capital expenditures in 1Q20 totaled $62.2 million, 51.0% lower compared to the same period of last year.

The Sugar, Ethanol and Energy business accounted for 91.3% or $56.8 million of total capex. Expansion capex reached $11.9 million, mainly as a result of investments related to the expansion of our plantation to supply the growing nominal crushing capacity. Maintenance capex, in turn, reached $44.9 million, 8.6% lower than the previous year.

Farming & Land Transformation businesses accounted for 8.7%, or $5.4 million of total capex in 1Q20, marking a 90.9% year-over-year decrease. As per our 5-Year-Plan, 2019 was the year with the highest capex requirement in our Farming business, deployed in the acquisitions of the two milk processing facilities and two brands from SanCor; as well as the peanut processing facility we acquired from Olam.

Consolidated capex spending is expected to slowdown going forward. Not only are we in the final phase of our 5-Year-Plan, with virtually all the Expansion capex already deployed, but we also expect Maintenance capex to go down in our Sugar, Ethanol and Energy business as a result of efficiencies enhancements. We are reassessing our Capital Expenditures for the upcoming quarters and postponing uncommitted capital deployments, being mindful to avoid significant impacts in our productivity levels.

Inventories

End of Period Inventories
		Volume			thousand $
Product	Metric	1Q20	1Q19	% Chg	1Q20	1Q19	% Chg
Soybean	tons	9,942	13,496	(26.3)%	2,210	3,682	(40.0)%
Corn (1)	tons	18,299	45,247	(59.6)%	2,663	6,668	(60.1)%
Wheat (2)	tons	33,277	41,640	(20.1)%	5,753	7,086	(18.8)%
Sunflower	tons	1,133	3,647	(68.9)%	382	1,964	(80.5)%
Cotton	tons	18	49	(63.1)%	16	48	(65.7)%
Rice	tons	33,895	19,438	74.4%	6,291	7,204	(12.7)%
Peanut	tons	6,415	4,455	44.0%	4,959	3,163	56.8%
Organic Sugar	tons	791	—	n.a	598	—	n.a
Sugar	tons	6,829	6,286	8.6%	1,098	1,729	(36.5)%
Ethanol	m3	55,998	47,757	17.3%	16,268	17,922	(9.2)%
Fluid Milk	Lts	5,080	—	n.a	2,264	—	n.a
Powder Milk	tons	446	—	n.a	1,190	—	n.a
Others	tons	2,259	4,751	(52.4)%	1,263	2,753	(54.1)%
Total		174,381	186,765	(6.6)%	44,958	52,219	(13.9)%
(1) Includes sorghum.
(2) Includes barley.
(3) Expressed in white rice equivalent

Variations in inventory levels between 1Q20 and 1Q19 are attributable to changes in (i) production volumes resulting from changes in planted area, (ii) production mix between different crops and in yields obtained, (iii) different percentage of area harvested during the period, and (iv) commercial strategy or selling pace for each product.

1Q20 Market Highlights

◦Sugar prices rallied strongly during the first two months of the year to the highest level in two years. Sugar's performance was mainly driven by the deterioration in Thailand´s crop estimates, the tightness of supply in the NAFTA region and concerns about the size of the crop in India, encouraging speculators to increase their net long positions, even in a context of lower oil prices and weak Brazilian real. This scenario changed in March, with commodities futures prices falling sharply due to global fears surrounding the spread of the coronavirus. The price of sugar was pressured by low fuel demand, oil price collapse, and the uncertainties regarding sugar consumption. The lockdown has significantly affected ethanol consumption in Brazil and it will lead most mills in the country to maximize sugar production, as the devaluation of the BRL has improved sugar’s attractiveness over ethanol.

◦High demand levels were responsible for ethanol price to reach its highs during the first two months of the year. According to the ESALQ index, hydrous and anhydrous prices measured in BRL in January and February increased 21.9% and 21.2% compared to same period of 2019, respectively. However, as a consequence of the Covid-19 spread and the oil price war between Saudi Arabia and Russia, prices in March dropped by almost 30% versus February highs. As reported by UNICA, sales of hydrous and anhydrous in the domestic market in March 2020 fell by 17.7% and 4.7% compared to same month of 2019.

◦Energy spot prices in the southeast region of Brazil during 1Q20 were 64.8% lower than 1Q19. In January, energy prices were 327.4 BRL/MWh, 154.4 BRL/MWh in February, and 81.9 BRL/MWh in March. In April the PLD reached the bottle level of 39.7 BRL/MWh and consumption decreased approximately 10% compared to March, according to CCEE. The level of the southeast reservoirs was 47.7% by the end of March, 9.8% higher than the same period of 2019 (37.9%).

◦Soybean prices traded 6% lower at CBOT during 1Q20, after the rebound in commodity prices following the trade deal reached by China. Corn prices decreased 12% in the quarter amid the demand uncertainty related to the oil and energy markets.

Forward-looking Statements
This press release contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about us and our industry. These forward-looking statements can be identified by words or phrases such as “anticipate,” “forecast”, “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “should,” “would,” or other similar expressions.
The forward-looking statements included in this press release relate to, among others: (i) our business prospects and future results of operations; (ii) the impact of the COVID-19 pandemic, weather and other natural phenomena; (iii) developments in, or changes to, the laws, regulations and governmental policies governing our business, including limitations on ownership of farmland by foreign entities in certain jurisdictions in which we operate, environmental laws and regulations; (iv) the implementation of our business strategy, including the expansion of our sugarcane cluster in Mato Grosso do Sul and other current projects; (v) our plans relating to acquisitions, joint ventures, strategic alliances or divestitures, including our recent acquisitions in the Dairy business; (vi) the implementation of our financing strategy and capital expenditure plan; (vii) the maintenance of our relationships with customers; (viii) the competitive nature of the industries in which we operate; (ix) the cost and availability of financing; (x) future demand for the commodities we produce; (xi) international prices for commodities; (xii) the condition of our land holdings; (xiii) the development of the logistics and infrastructure for transportation of our products in the countries where we operate; (xiv) the performance of the South American and world economies; and (xv) the relative value of the Brazilian Reais, the Argentine Peso, and the Uruguayan Peso compared to other currencies; as well as other risks included in the registrant’s other filings and submissions with the United States Securities and Exchange Commission.
These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may turn out to be incorrect. Our actual results could be materially different from our expectations. In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed in this press release might not occur, and our future results and our performance may differ materially from those expressed in these forward-looking statements due to, inclusive, but not limited to, the factors mentioned above. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements.
The forward-looking statements made in this press release related only to events or information as of the date on which the statements are made in this press release. We undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

Reconciliation of Non-IFRS measures
To supplement our consolidated financial statements, which are prepared and presented in accordance with IFRS, we use the following non-IFRS financial measures in this press release:
•Adjusted EBITDA
•Adjusted EBIT
•Adjusted EBITDA margin
•Net Debt
•Net Debt to Adjusted EBITDA
•Adjusted Net Income

In this section, we provide an explanation and a reconciliation of each of our non-IFRS financial measures to their most directly comparable IFRS measures. The presentation of these financial measures is not intended to be considered in isolation or as a substitute for, or superior to, financial information prepared and presented in accordance with IFRS.
We believe these non-GAAP financial measures provide investors with useful supplemental information about the financial performance of our business, enable comparison of financial results between periods where certain items may vary independent of business performance, and allow for greater transparency with respect to key metrics used by management for financial and operational decision making and as a means to evaluate period-to-period.
There are limitations associated with the use of non-IFRS financial measures as an analytical tool. In particular, many of the adjustments to our IFRS financial measures reflect the exclusion of items, such as depreciation and amortization, changes in fair value and the related income tax effects of the aforementioned exclusions and exchange differences generated by the net liability monetary position in USD in the countries where the functional currency is the local currency, that are recurring and will be reflected in our financial results for the foreseeable future. In addition, these measures may be different from non-IFRS financial measures used by other companies, limiting their usefulness for comparison purposes.

Adjusted EBITDA, Adjusted EBIT & Adjusted EBITDA margin
Our Adjusted Consolidated EBITDA equals the sum of our Adjusted Segment EBITDA for each of our operating segments. We define “Adjusted Consolidated EBITDA” as (i) consolidated net profit (loss) for the year, as applicable, before interest expense, income taxes, depreciation of property, plant and equipment, and amortization of intangible assets, net gain from fair value adjustments of investment property land, foreign exchange gains or losses, other net financial results; (ii) adjusted by those items, that do not impact profit and loss, but are recorded directly in shareholders' equity, including (a) the gains or losses from disposals of non-controlling interests in subsidiaries whose main underlying asset is farmland, reflected under the line item:

"Reserve from the sale of non-controlling interests in subsidiaries” and (b) the net increase in value of sold farmland, which has been recognized in either revaluation surplus of retained earnings which is reflected in the Shareholders’ equity under the line item “Reverse of revaluation surplus derived from the disposals of assets; and (iv) net of the combined effect of the application of IAS 29 and IAS 21 from the Argentine operations included in profit from operations. (See Item 5. “Operating and Financial Review and Prospects - A. Operating Results - Critical Accounting Policies and Estimates" in our Annual Report on Form 20-F for the year ended December 31, 2018)
We define “Adjusted Segment EBITDA” for each of our operating segments as (i) the segment’s share of consolidated profit (loss) from operations before financing and taxation as per segment information for the year, as applicable, before depreciation of property, plant and equipment and amortization of intangible assets; and (ii) adjusted by those items, that do not impact profit and loss, but are recorded directly in shareholders' equity, including (a) the gains or losses from disposals of non-controlling interests in subsidiaries whose main underlying asset is farmland, reflected under the line item: "Reserve from the sale of non-controlling interests in subsidiaries” and (b) the net increase in value of sold farmland, which has been recognized in either revaluation surplus of retained earnings which is reflected in the Shareholders’ equity under the line item “Reverse of revaluation surplus derived from the disposals of assets;. and (iv) net of the combined effect of the application of IAS 29 and IAS 21 from the Argentine operations included in profit from operations.
 We believe that Adjusted Consolidated EBITDA and Adjusted Segment EBITDA are important measures of operating performance for our company and each operating segment, respectively, because they allow investors and others to evaluate and compare our consolidated operating results and to evaluate and compare the operating performance of our segments, respectively, including our return on capital and operating efficiencies, from period to period by removing the impact of our capital structure (interest expense from our outstanding debt), asset base (depreciation of property plan and equipment and amortization of intangible assets), tax consequences (income taxes), foreign exchange gains or losses and other financial results. In addition, by including the gains or losses from disposals of non-controlling interests in subsidiaries whose main underlying asset is farmland, investors can also evaluate the full value and returns generated by our land transformation activities. Other companies may calculate Adjusted Consolidated EBITDA and Adjusted Segment EBITDA differently, and therefore our Adjusted Consolidated EBITDA and Adjusted Segment EBITDA may not be comparable to similarly titled measures used by other companies. Adjusted Consolidated EBITDA and Adjusted Segment EBITDA are not measures of financial performance under IFRS, and should not be considered in isolation or as an alternative to consolidated net profit (loss), cash flows from operating activities, segment’s profit from operations before financing and taxation and other measures determined in accordance with IFRS. Items excluded from Adjusted Consolidated EBITDA and Adjusted Segment EBITDA are significant and necessary components to the operations of our business, and, therefore, Adjusted Consolidated EBITDA and Adjusted Segment EBITDA should only be used as a supplemental measure of our company’s operating performance, and of each of our operating segments, respectively. We also believe Adjusted Consolidated EBITDA and Adjusted Segment EBITDA are useful for securities analysts, investors and others to evaluate the financial performance of our company and other companies in the agricultural industry. These non-IFRS measures should be considered in addition to, but not as a substitute for or superior to, the information contained in either our statements of income or segment information.

Reconciliation of both Adjusted EBITDA and Adjusted EBIT starts on page 29.

Net Debt & Net Debt to Adjusted EBITDA
Net debt is defined as the sum of long- and short-term debt less cash and cash equivalents. This measure is widely used by management and investment analysts and we believe it shows the financial strength of the Company
Management is consistently tracking our leverage position and our ability to repay and service our debt obligations over time. We have therefore set a leverage ratio target that is measured by net debt divided by Adjusted EBITDA.
We believe that this metric provides useful information to investors because management uses it to manage our debt-equity ratio in order to promote access to debt financing instruments in the capital markets and our ability to meet scheduled debt service obligations.

Reconciliation - Net Debt
$ thousands	1Q20	4Q19	Chg %	1Q19	Chg %
Total Borrowings	946,842	968,280	(2.2)%	885,957	6.9%
Cash and Cash equivalents	235,425	290,276	(18.9)%	156,889	50.1%
Net Debt	711,417	678,004	(2.8)%	729,068	(2.4)%

Adjusted Net Income
We define Adjusted Net Income as (i) Profit/ (Loss) of the period/year before net gain from fair value adjustments of investment property land; plus (ii) any non-cash finance costs resulting from foreign exchange gain/losses for such period, which are composed by both Exchange Differences and Cash Flow Hedge Transfer from Equity, included in Financial Results, net, in our statement of income; net of the related income tax effects, plus (iii) gains or losses from disposals of non-controlling interests in subsidiaries whose main underlying asset is farmland, which are reflected in our Shareholders Equity under the line item. “Reserve from the sale of non-controlling interests in subsidiaries”, plus (iv) the reversal of the aforementioned income tax effect, plus (v) any inflation accounting effect; plus (vi) the net increase in value of sold farmland, which has been recognized in either Revaluation surplus or Retained earnings.
We believe that Adjusted Net Income is an important measure of performance for our company allowing investors to properly assess the impact of the results of our operations in our Equity. In effect, results arising from the revaluation effect of our net monetary position held in foreign currency in the countries where our functional currency is the local currency do not affect the Equity of the Company, when measured in foreign / reporting currency. Conversely, the tax effect resulting from the aforementioned revaluation effect does impact the Equity of the Company, since it reduces/increases the income tax to be paid in each country; which is why we decided to add back the income tax effect to the Adjusted Net Income considering this tax effect.

In addition, by including the gains or losses from disposals of non-controlling interests in subsidiaries whose main underlying asset is farmland, investors can also include the full value and returns generated by our land transformation activities.
Other companies may calculate Adjusted Net Income differently, and therefore our Adjusted Net Income may not be comparable to similarly titled measures used by other companies. Adjusted Net Income is not a measures of financial performance under IFRS, and should not be considered in isolation or as an alternative to consolidated net profit (loss). This non-IFRS measure should be considered in addition to, but not as a substitute for or superior to, the information contained in our financial statements.

Adjusted Net Income
$ thousands	1Q20	1Q19	Chg %
Net Income	(54,441)	(2,235)	2,336.9%
Foreign exchange losses, net	101,616	20,196	403.1%
Cash flow hedge - transfer from equity	11,172	7,601	47.0%
Inflation Accounting Effects	(14,465)	(17,786)	(18.7)%
Revaluation Result - Investment Property	50	(1,280)	(103.9)%
Revaluation surplus of farmland sold	—	8,022	(100.0)%
Adjusted Net Income	43,931	14,518	202.6%

Adjusted EBITDA & Adjusted EBITDA Reconciliation to Profit/Loss - 1Q20
$ thousands	Crops	Rice	Dairy	Others	Farming	Sugar, Ethanol & Energy	Land Transformation	Corporate	Total
Sales of goods and services rendered	35,980	24,398	31,589	247	92,214	64,850	—	—	157,064
Cost of goods sold and services rendered	(33,635)	(18,744)	(28,825)	(124)	(81,328)	(40,513)	—	—	(121,841)
Initial recog. and changes in FV of BA and agricultural produce	12,003	12,994	3,885	(93)	28,789	(4,666)	—	—	24,123
Gain from changes in NRV of agricultural produce after harvest	(419)	—	(5)	—	(424)	—	—	—	(424)
Margin on Manufacturing and Agricultural Act. Before Opex	13,929	18,648	6,644	30	39,251	19,671	—	—	58,922
General and administrative expenses	(1,411)	(1,669)	(1,471)	(30)	(4,581)	(4,571)	—	(4,547)	(13,699)
Selling expenses	(4,938)	(3,810)	(3,608)	(24)	(12,380)	(7,401)	—	(114)	(19,895)
Other operating income, net	(2,519)	243	(12)	(57)	(2,345)	14,436	—	7	12,098
Profit from Operations Before Financing and Taxation	5,061	13,412	1,553	(81)	19,945	22,135	—	(4,654)	37,426
Net gain from Fair value adjustment of Investment property	—	—	—	50	50	—	—	—	50
Adjusted EBIT	5,061	13,412	1,553	(31)	19,995	22,135	—	(4,654)	37,476
(-) Depreciation and Amortization	1,257	1,765	1,626	37	4,685	18,782	—	124	23,591
Reverse of revaluation surplus derived from the disposals of assets	—	—	—	—	—	—	—	—	—
Adjusted EBITDA	6,318	15,177	3,179	6	24,680	40,917	—	(4,530)	61,067
Reconciliation to Profit/(Loss)
Adjusted EBITDA									61,067
(+) Depreciation and Amortization									(23,591)
(+) Financial result, net									(114,094)
(+) Revaluation Result - Investment Property									(50)
(+) Income Tax (Charge)/Benefit									22,606
(+) Translation Effect (IAS 21)									(379)
Profit/(Loss) for the Period									(54,441)

Adjusted EBITDA & Adjusted EBITDA Reconciliation to Profit/Loss - 1Q19
$ thousands	Crops	Rice	Dairy	Others	Farming	Sugar, Ethanol & Energy	Land Transformation	Corporate	Total
Sales of goods and services rendered	34,117	29,411	8,110	425	72,063	90,035	—	—	162,098
Cost of goods sold and services rendered	(35,111)	(22,510)	(7,855)	(303)	(65,779)	(60,106)	—	—	(125,885)
Initial recog. and changes in FV of BA and agricultural produce	9,900	13,844	2,742	222	26,708	(2,191)	—	—	24,517
Gain from changes in NRV of agricultural produce after harvest	1,427	—	—	—	1,427	—	—	—	1,427
Margin on Manufacturing and Agricultural Act. Before Opex	10,333	20,745	2,997	344	34,419	27,738	—	—	62,157
General and administrative expenses	(1,369)	(1,807)	(918)	(41)	(4,135)	(5,131)	—	(4,575)	(13,841)
Selling expenses	(1,588)	(6,830)	(483)	(49)	(8,950)	(11,779)	—	(79)	(20,808)
Other operating income, net	(2,863)	145	144	1,330	(1,244)	(2,314)	1,354	(184)	(2,388)
Profit from Operations Before Financing and Taxation	4,513	12,253	1,740	1,584	20,090	8,514	1,354	(4,838)	25,120
Net gain from Fair value adjustment of Investment property	—	—	—	(1,336)	(1,336)	—	—	—	(1,336)
Adjusted EBIT	4,513	12,253	1,740	248	18,754	8,514	1,354	(4,838)	23,784
(-) Depreciation and Amortization	953	1,776	1,037	46	3,812	22,683	—	—	26,495
Reverse of revaluation surplus derived from the disposals of assets	—	—	—	—		—	8,022	—	8,022
Adjusted EBITDA	5,466	14,029	2,777	294	22,566	31,197	9,376	(4,838)	58,301
Reconciliation to Profit/(Loss)
Adjusted EBITDA									58,301
(+) Depreciation and Amortization									(26,495)
(+) Financial result, net									(23,655)
(+) Revaluation Result - Investment Property									1,336
(+) Income Tax (Charge)/Benefit									(2,717)
Reverse of revaluation surplus derived from the disposals of assets									(8,022)
(+) Translation Effect (IAS 21)									(983)
Profit/(Loss) for the Period									(2,235)

Statement of Income
$ thousands	1Q20	1Q19	Chg %

Sales of goods and services rendered	156,130	159,815	(2.3)%
Cost of goods sold and services rendered	(121,081)	(123,938)	(2.3)%
Initial recognition and changes in fair value of biological assets and agricultural produce	23,581	23,168	1.8%
Changes in net realizable value of agricultural produce after harvest	(408)	1,356	(130.1)%
Margin on manufacturing and agricultural activities before operating expenses	58,222	60,401	(3.6)%
General and administrative expenses	(13,540)	(13,461)	0.6%
Selling expenses	(19,725)	(20,372)	(3.2)%
Other operating income, net	12,090	(2,431)	(597.3)%
Profit from operations before financing and taxation	37,047	24,137	53.5%
Finance income	5,091	2,933	73.6%
Finance costs	(133,650)	(44,374)	201.2%
Other financial results - Net gain of inflation effects on the monetary items	14,465	17,786	(18.7)%
Financial results, net	(114,094)	(23,655)	382.3%
(Loss)/Profit before income tax	(77,047)	482	(16,084.9)%
Income tax benefit/(expense)	22,606	(2,717)	(932.0)%
(Loss)/Profit for the period	(54,441)	(2,235)	2,335.8%

Condensed Consolidated Statement of Cash Flow

Statement of Cashflows
$ thousands	1Q20	1Q19	Chg %

Cash flows from operating activities:
(Loss) / Profit for the year	(54,441)	(2,235)	2,335.8%
Adjustments for:
Income tax expense	(22,606)	2,717	(932.0)%
Depreciation	23,214	25,978	(10.6)%
Amortization	286	328	(12.8)%
Depreciation of right of use assets	11,149	10,411	7.1%
Gain from the disposal of other property items	(952)	(362)	163.0%
Gain from the sale of farmland and other assets	—	(1,472)	(100.0)%
Acquisition of subsidiaries	—	(149)	(100.0)%
Net loss / (gain) from the Fair value adjustment of Investment properties	49	(1,280)	(100.0)%
Equity settled share-based compensation granted	1,166	1,378	(15.4)%
Loss / (gain) from derivative financial instruments	(8,197)	3,047	(369.0)%
Interest and other financial expense, net	12,614	13,121	(3.9)%
Initial recognition and changes in fair value of non harvested biological assets (unrealized)	(17,156)	(25,695)	(33.2)%
Changes in net realizable value of agricultural produce after harvest (unrealized)	(539)	515	(204.7)%
Provision and allowances	732	—	n.a
Net gain of inflation effects on the monetary items	(14,465)	(17,786)	(18.7)%
Foreign exchange losses, net	101,616	20,196	403.1%
Cash flow hedge – transfer from equity	11,172	7,601	47.0%
Subtotal	43,642	36,313	20.2%

Changes in operating assets and liabilities:
(Increase) in trade and other receivables	(12,118)	(7,989)	51.7%
(Increase) in inventories	(20,755)	(2,552)	713.3%
Decrease / (Increase) in biological assets	28,193	18,527	52.2%
(Increase) / Decrease in other assets	5	3	66.7%
Decrease / (Increase) in derivative financial instruments	12,175	(1,946)	(725.6)%
Increase in trade and other payables	(3,462)	(10,875)	(68.2)%
Increase in payroll and social security liabilities	1,598	1,211	32%
(Decrease) / Increase in provisions for other liabilities	521	(174)	(399.4)%
Net cash generated from operating activities before taxes paid	49,799	32,518	53.1%
Income tax paid	(320)	(124)	158.1%
Net cash generated from operating activities	49,479	32,394	52.7%

Condensed Consolidated Statement of Cash Flow
Statement of Cashflows
$ thousands	1Q20	1Q19	Chg %

Cash flows from investing activities:
Acquisition of subsidiary, net of cash acquired	—	684	(100.0)%
Purchases of property, plant and equipment	(66,795)	(119,157)	(43.9)%
Purchase of cattle and non current biological assets	(1,544)	(1,463)	5.5%
Purchases of intangible assets	(462)	(6,645)	(93.0)%
Interest received	4,735	2,129	122.4%
Proceeds from sale of property, plant and equipment	840	332	153.0%
Proceeds from sale of farmlands	—	5,833	(100.0)
Proceeds from the sale of farmland and other assets	(63,226)	(118,287)	(46.5)%

Cash flows from financing activities:
Proceeds from long-term borrowings	4,584	8,016	(42.8)%
Payments of long-term borrowings	(10,254)	(32,067)	(68.0)%
Proceeds from short-term borrowings	71,254	76,114	(6.4)%
Payments of short-term borrowings	(44,431)	(37,529)	18.4%
Interest paid	(20,129)	(22,640)	(11.1)%
Payment of derivatives financial instruments	(21)	557	(103.8)%
Lease Payments	(8,979)	(14,320)	(37.3)%
Purchase of own shares	(1,423)	—	n . a
Net cash (used) / generated from financing activities	(9,399)	(21,869)	(57.0)%
Net increase / (decrease) in cash and cash equivalents	(23,146)	(107,762)	(78.5)%
Cash and cash equivalents at beginning of period	290,276	273,635	6.1%
Effect of exchange rate changes and inflation on cash and cash equivalents	(31,705)	(8,984)	252.9%
Cash and cash equivalents at end of year	235,425	156,889	50.1%

(a) Includes 15 and 9,074 of the combine effect of IAS 29 and IAS 21 of the Argentine subsidiaries for March 31, 2020 and 2019, respectively.
(b) Includes 270 and 2,608 of the combine effect of IAS 29 and IAS 21 of the Argentine subsidiaries for March 31, 2020 and 2019, respectively.
(c) Includes 368 and (1,621) of the combine effect of IAS 29 and IAS 21 of the Argentine subsidiaries for March 31, 2020 and 2019, respectively.
(d) Includes (653) and (10,062) of the combine effect of IAS 29 and IAS 21 of the Argentine subsidiaries for March 31, 2020 and 2019, respectively.

Other non-cash investing and financing for the transactions disclosed in other notes are the seller financing of Subsidiaries in Note 27 of our Interim Financial Statements as of March 31, 2020.

Condensed Consolidated Statement of Financial Position

Statement of Financial Position
$ thousands	March 31, 2020	December 31, 2019	Chg %

ASSETS
Non-Current Assets
Property, plant and equipment, net	1,396,340	1,493,220	(6.5)%
Right of use assets	210,934	238,053	(11.4)%
Investment property	34,295	34,295	—%
Intangible assets, net	31,947	33,679	(5.1)%
Biological assets	13,753	13,303	3.4%
Deferred income tax assets	37,151	13,664	171.9%
Trade and other receivables, net	41,483	44,993	(7.8)%
Other assets	850	1,034	(17.8)%
Total Non-Current Assets	1,766,753	1,872,241	(5.6)%
Current Assets
Biological assets	91,892	117,133	(21.5)%
Inventories	121,584	112,790	7.8%
Trade and other receivables, net	120,100	127,338	(5.7)%
Derivative financial instruments	1,128	1,435	(21.4)%
Other assets	81	94	(13.8)%
Cash and cash equivalents	235,425	290,276	(18.9)%
Total Current Assets	570,210	649,066	(12.1)%
TOTAL ASSETS	2,336,963	2,521,307	(7.3)%

SHAREHOLDERS EQUITY
Capital and reserves attributable to equity holders of the parent
Share capital	183,573	183,573	—%
Share premium	900,744	901,739	(0.1)%
Cumulative translation adjustment	(755,067)	(680,315)	11.0%
Equity-settled compensation	16,192	15,354	5.5%
Cash flow hedge	(86,806)	(76,303)	13.8%
Other reserves	71,220	66,047	7.8%
Treasury shares	(8,384)	(7,946)	5.5%
Revaluation surplus	342,998	337,877	1.5%
Reserve from the sale of non-controlling interests in subsidiaries	41,574	41,574	—%
Retained earnings	146,352	206,669	(29.2)%
Equity attributable to equity holders of the parent	852,396	988,269	(13.7)%
Non-controlling interest	41,355	40,614	1.8%
TOTAL SHAREHOLDERS EQUITY	893,751	1,028,883	(13.1)%

LIABILITIES
Non-Current Liabilities
Trade and other payables	3,603	3,599	0.1%
Borrowings	741,526	780,202	(5.0)%
Lease liabilities	157,811	174,570	(9.6)%
Deferred income tax liabilities	172,078	165,508	4.0%
Payroll and social liabilities	1,285	1,209	6.3%
Provisions for other liabilities	2,759	2,936	(6.0)%
Total Non-Current Liabilities	1,079,062	1,128,024	(4.3)%
Current Liabilities
Trade and other payables	93,429	106,887	(12.6)%
Current income tax liabilities	683	754	(9.4)%
Payroll and social liabilities	21,993	25,208	(12.8)%
Borrowings	205,316	188,078	9.2%
Lease liabilities	37,904	41,814	(9.4)%
Derivative financial instruments	4,631	1,423	225.4%
Provisions for other liabilities	194	236	(17.8)%
Total Current Liabilities	364,150	364,400	(0.1)%
TOTAL LIABILITIES	1,443,212	1,492,424	(3.3)%
TOTAL SHAREHOLDERS EQUITY AND LIABILITIES	2,336,963	2,521,307	(7.3)%